FORM 6-K

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

November, 2003

Huaneng Power International, Inc. West Wing, Building C, Tianyin Mansion No. 2C Fuxingmennan Street Xicheng District Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on execution of main equipment procurement contracts on 1,000MW-class ultra-supercritical coal-fired generating units for Huaneng Yuhuan Power Plant by Huaneng Power International Inc. made on November 19, 2003, in English by Huaneng Power International Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Wang Xiaosong

Name:	Wang Xiaosong
Title:	Vice Chairman

Date:	November 20, 2003

To: Business Editor [For Immediate Release]

HUANENG POWER INTERNATIONAL, INC. Signs Main Equipment Procurement Contracts on 1,000MW-class Ultra-supercritical Coal-fired Generating Units for Huaneng Yuhuan Power Plant

(Beijing, China, November 19, 2003) Huaneng Power International, Inc. (the “Company”) (NYSE: HNP; HKEx: 902; SSE: 600011) today announced that it has signed main equipment procurement contracts with Harbin Boiler Co. Ltd., Shanghai Turbine Co., Ltd. and Shanghai Turbine Generator Co., Ltd. respectively on the 1,000MW-class ultra-supercritical coal-fired generating units for Huaneng Yuhuan Power Plant at the Great Hall of the People in Beijing. Mr. Zeng Peiyan, Vice Premier of the State Council, was present at the signing ceremony.

Huaneng Yuhuan Power Plant will have the largest coal-fired power generating units in China using advanced ultra-supercritical technology from abroad. The signing of the equipment procurement contracts signifies a new development phase for the country’s electric power industry’s technological standards and power generating equipment manufacturing capabilities. It also demonstrates the Company’s determination in maintaining its technical advantages in the industry.

Huaneng Yuhuan Power Plant, a port power plant, is located in Yuhuan County at Oujiangkou and on the east bank of Yueqingwan. The first phase of the project involves the construction of two 1,000MW-class coal-fired generating units, which are expected to commence operation in the second half of 2007 and the first half of 2008, respectively, and will be connected to the East China Power Grid. These units will have the largest single-unit capacity and the most advanced technological specifications in China. Upon completion, Huaneng Yuhuan Power Plant will become one of the most efficient and cleanest coal-fired power plants in China. It will play a positive part in easing the severe power shortage in Zhejiang Province, ensuring safe and steady operation of the power grid and enhancing East China Grid’s capability of accommodating west to east power transmission.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,936MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, it is one of the largest independent power producers in China.

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For further information, please contact: Ms. Meng Jing / Ms. Zhao Lin Huaneng Power International, Inc. Tel: (8610) 6649 1856 / 1866 Fax: (8610) 6649 1860 Email: ir@hpi.com.cn	Ms. Edth Lui / Ms. Sally Wong Rikes Communications Limited Tel: (852) 2520 2201 Fax: (852) 2520 2241